I-AM Capital Acquisition Company

1345 Avenue of the Americas, 2nd Floor

New York, NY 10105

August 14, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re:	I-AM Capital Acquisition Company
Registration Statement on Form S-1
Filed July 12, 2017, as amended
File No. 333-219251

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I-AM Capital Acquisition Company (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EDT on Tuesday, August 15, 2017, or as soon as thereafter practicable.

Very truly yours,

/s/ F. Jacob Cherian
F. Jacob Cherian Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP